Filed by Promotora de Informaciones, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Liberty Acquisition Holdings Corp.
Commission File Number: 001-33862
Date: April 23, 2010

PRISA SIGNS REFINANCING DEAL WITH ITS BANKS
April 23, 2010
     PRISA has signed definitive agreements with its banks. Reflecting the support of its lenders, PRISA has now completed various amendments to its syndicated loan and bridge loan facilities, including an extension of the maturity of the bridge loan to May 2013 upon satisfaction certain conditions. The financial flexibility provided by the amendments should allow PRISA to focus on its businesses and on available strategic opportunities.
     As part of its strategic repositioning plan, PRISA invited strategic partners to participate and raised capital by selling minority stakes in certain companies, 25% in Santillana to DLJ South American Partners, 22% of Digital+ to each of Telefonica and Telecinco, as well as agreeing the sell of Cuatro to Telecinco in exchange for an 18.3% stake in the new free-to-air TV company.
     In addition, on March 5th, PRISA announced an agreement for a transaction with Liberty Acquisition Holdings Corp. (Liberty), a publicly traded company formed by a broad group of sophisticated investors, which upon closing would result in two capital increases, one in cash from existing minority shareholders in PRISA, and another in kind through an exchange of shares between PRISA and Liberty with a cash infusion of approximately $900 million. In order to proceed with the Liberty transaction and any amendments to the structure, PRISA expects to file registration document on Form F-4 with the U.S. Securities and Exchange Commission shortly.
     The combination of the minority divestitures and the capital increase is intended to significantly reduce PRISA’s financial leverage, allow for the repayment of near term debt obligations and provide PRISA with sufficient working capital to maintain its leading market position and follow its growth strategy.
     PRISA’s Chairman of the Executive Commission and CEO Juan Luis Cebrián, said: “We are happy to have achieved another key milestone in PRISA’s strategic repositioning process. We’ve always stressed publicly the importance of the support that has been provided by the banks for this process. Today’s events are evidence, once again, of that support. We expect soon to be submitting the necessary documentation required by the Spanish Securities Market Commission and the U.S. Securities and Exchange Commission to proceed with the transaction with Liberty. We believe we will then be able to implement the growth strategy of PRISA, and continue our transformation and expansion plans in the global market. I hope first quarter results, which we expect to announce next weeks, underscore the strength of all our businesses and their ability to continue generating profits despite the worst global financial crisis of the past seventy-five years.”

     Nicolas Berggruen, of Liberty said: “We believe there is no better media or education company in the Spanish and Portuguese-speaking worlds than PRISA. Penetration opportunities in Latin America, its considerable success in high-growth markets such as Brazil and its decision to participate intensively in the Hispanic market in the United States in our view make PRISA a company without rival and one that has, undoubtedly, a great future. The support and excellent relationships it has developed with its banks confirm they have the same belief.”
     Martin E. Franklin, chairman of Liberty said: “PRISA is a company with a great group of assets that we believe will attract many international investors once it has completed the restructuring of its balance sheet. We expect the market will recognize both the real value of its shares and the outstanding performance of its companies, which are run by high-quality management teams”.
     Kevin Adeson, head of Global Capital Financing at HSBC, the bank that has acted as overall coordinator for the restructuring process said that “the significant amendments to the financing arrangements reflect the confidence placed in PRISA by HSBC and its core lenders. PRISA has shown a real focus and determination in pursuing asset disposals and strengthening of its capital base despite challenging markets”.
     Violy & Company acted as the investment and consulting firm to PRISA in the negotiation of its debt restructuring and Cortés Abogados acted as the legal counsel.
Disclaimer:
This document does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. This document is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registration. This document does not constitute a prospectus or prospectus equivalent document. This document is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.
Forward-Looking Statements:
This document may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PRISA, Liberty and the combined group after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement between PRISA and Liberty (the “Business Combination Agreement”); (2) the outcome of any legal proceedings that may be instituted against PRISA and others following announcement of the Business Combination Agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain Liberty stockholder approval, Liberty warrantholder approval or PRISA stockholder approval; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (5) the risk that Prisa’s planned asset dispositions and/or restructuring of its credit facilities will fail to be completed or fail to be completed on the terms currently anticipated; (6) the risk that securities markets will react negatively to the Business Combination or other actions by Prisa (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (8) the ability to recognize the anticipated benefits of the combination of PRISA and Liberty; (9) costs related to the proposed combination; (10) the limited liquidity and trading of Liberty’s securities; (11) changes in applicable laws or regulations; (12) the possibility that PRISA may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties indicated from time to time in PRISA’s or Liberty’s filings with the SEC.
Readers are referred to Liberty’s most recent reports filed with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It:
This document may be deemed to be solicitation material in respect of the proposed business combination involving PRISA and Liberty. In connection with the proposed business combination, PRISA intends to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Liberty that also constitutes a prospectus of PRISA. Liberty will mail the proxy statement/prospectus to its stockholders and warrantholders. Liberty stockholders, warrantholders and other investors are urged to read the proxy statement/prospectus regarding the proposed business combination and warrant amendment when it becomes available because it will contain important information regarding Liberty, PRISA, the proposed business combination, the proposed warrant amendment and related matters. You may obtain copies of all documents regarding this business combination, warrant amendment and other documents filed by Liberty with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Liberty Acquisition Holdings Corp., 1114 Avenue of the Americas, 41st floor, New York, New York 10036, or by calling Liberty at (212) 380-2230. PRISA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) in connection with its shareholders’ meeting to be held in connection with the proposed business combination, which will be available on the CNMV’s website at www.cnmv.es.
Participants in the Business Combination:
PRISA and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Liberty in connection with the proposed business combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the special interests of these directors and executive officers in the merger will be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination) and the other relevant documents filed with the SEC.
Liberty and its directors and officers may be deemed to be participants in the solicitation of proxies from Liberty’s stockholders in respect of the proposed business combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the officers and directors of Liberty is available in Liberty’s annual report on Form 10-K for the year ended December 31, 2009, which has been filed with the SEC. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination and proposed warrant amendment) and the other relevant documents filed with the SEC.

3